UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP NUMBER)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Allen C. Goolsby, Esq.

Hunton & Williams LLP

Riverfront Plaza - East Tower

951 East Byrd Street

Richmond, Virginia 23219

February 14, 2006

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP NO. 651587 10 7	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,351,480
8 SHARED VOTING POWER 18,731
9 SOLE DISPOSITIVE POWER 1,351,480
10 SHARED DISPOSITIVE POWER 18,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,211
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

43,720 shares held by a charitable foundation; an aggregate of 637,220 shares owned by three separate trusts of which each of the Reporting Person’s adult sons and his wife are the co-trustees; and an aggregate of 388,889 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared voting and dispositive power)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.02%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 7 Pages

*	This statement on Schedule 13D is being filed by Bruce C. Gottwald (“Mr. Gottwald”) with respect to shares of common stock, without par value (the “Common Stock”), of NewMarket Corporation (the “Issuer”). Mr. Gottwald previously reported his beneficial ownership of the Issuer’s Common Stock on Schedule 13G pursuant to Rule 13d-1(d). Reference is made to Amendment 26 to the Schedule 13G filed on February 14, 2005 by Mr. Gottwald. The purpose of this Schedule 13D is to update the reported beneficial ownership of the Issuer’s Common Stock by Mr. Gottwald.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 2.	Identity and Background.

(a) This statement on Schedule 13D is being filed on behalf of Mr. Gottwald.

(b)-(c) The business address of Mr. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Gottwald is Chairman of the Board and Chairman of the Executive Committee of the Issuer.

(d)-(e) During the last five years, Mr. Gottwald has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gottwald is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 14, 2006, Mr. Gottwald entered into a Purchase Agreement, dated as of February 14, 2006 (the “Purchase Agreement”), between Mr. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd, Jr.’s Trust (the “Trust”) under the Will of Floyd D. Gottwald, pursuant to which the Trust sold an aggregate of 437,220 shares of the Issuer’s Common Stock beneficially owned by it to Mr. Gottwald in exchange for 855,086 shares of common stock of Tredegar Corporation beneficially owned by Mr. Gottwald. The Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Page 3 of 7 Pages

Item 4.	Purpose of Transaction.

Other than as disclosed above and except for occasional gifts and other transactions among family members, (i) Mr. Gottwald intends to hold for investment the shares of the Issuer’s Common Stock that he owns and (ii) Mr. Gottwald has no present plans to acquire additional shares, or to dispose of any shares, of the Issuer’s Common Stock, but reserves the right to buy or sell from time to time.

Mr. Gottwald does not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor does he have any plans (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (viii) any action similar to any of those described in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	1,413,931 shares of Common Stock of the Issuer are owned beneficially by Mr. Gottwald, constituting 8.28% of such shares outstanding.1/

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote - 1,351,480

(ii)	shared power to vote or to direct the vote - 62,451 2/

(iii)	sole power to dispose of or to direct the disposition of - 1,351,480

(iv)	shared power to dispose of or to direct the disposition of 62,451 2/

1/	This amount does not include an aggregate of 637,220 (3.73%) shares of the Issuer’s Common Stock beneficially owned by three separate trusts of which each of the adult sons of Bruce C. Gottwald and his wife are the co-trustees or an aggregate of 388,889 (2.28%) shares of the Issuer’s Common Stock beneficially owned by the adult sons of Bruce C. Gottwald. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of the 62,451 shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

Page 4 of 7 Pages

2/	This amount includes 43,720 shares owned by a charitable foundation for which Bruce C. Gottwald serves as one of the directors and 18,731 shares owned by Mr. Gottwald’s wife. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation or held by his wife. This amount does not include shares owned of record by Merrill Lynch Trust Company, as Trustee under the Issuer’s savings plan (the “Plan”) for its employees that are held for the benefit of employees. Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management’s recommendations to the shareholders. Because Bruce C. Gottwald is a director of the Issuer, his son, Thomas E. Gottwald, is the Chief Executive Officer and a director of the Issuer and members of the Gottwald family are the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

(c)	Other than the acquisition of 437,220 shares of Common Stock in the Share Exchange described in Item 3, Mr. Gottwald has not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 62,451 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than an described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gottwald and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement, dated as of February 14, 2006, between Bruce C. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd Jr.’s Trust under the Will of Floyd D. Gottwald.

Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2006	/s/ Bruce C. Gottwald
Bruce C. Gottwald

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit 1	Purchase Agreement, dated as of February 14, 2006, between Bruce C. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees of Floyd Jr.’s Trust under the Will of Floyd D. Gottwald.

Page 7 of 7 Pages